EXHIBIT 12.1
Corporate Office Properties Trust
Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(Dollars in thousands)

	Years Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income (loss) from continuing operations before equity in income (loss) of unconsolidated entities and income taxes	$120,812	$34,590	$36,704	$8,894	$(85,580)
Gain on sales of real estate, excluding discontinued operations	68,047	10,671	9,016	21	2,732
Combined fixed charges and preferred share dividends (from below)	111,737	115,842	120,307	133,345	139,159
Amortization of capitalized interest	2,591	2,374	1,977	1,798	1,610
Distributed income (loss) of equity investees	361	225	1,857	—	(31)
Subtract:
Capitalized interest (from below)	(7,151)	(6,065)	(8,785)	(13,903)	(17,400)
Preferred share dividends included in fixed charges	(14,210)	(15,939)	(19,971)	(20,844)	(16,102)
Preferred unit distributions included in fixed charges	(660)	(660)	(660)	(660)	(660)
Preferred distributions of other consolidated entities	(16)	(16)	(16)	(16)	—
Total earnings	$281,511	$141,022	$140,429	$108,635	$23,728

Combined Fixed Charges and Preferred Share Dividends:
Combined fixed charges and preferred share dividends:
Interest expense on continuing operations	$89,074	$92,393	$82,010	$86,401	$90,037
Interest expense on discontinued operations	—	—	8,221	10,397	14,264
Capitalized interest (internal and external)	7,151	6,065	8,785	13,903	17,400
Amortization of debt issuance costs-capitalized	8	186	144	649	183
Interest included in rental expense	618	583	500	475	513
Preferred share dividends	14,210	15,939	19,971	20,844	16,102
Preferred unit distributions	660	660	660	660	660
Preferred distributions of other consolidated entities	16	16	16	16	—
Total combined fixed charges and preferred share dividends	$111,737	$115,842	$120,307	$133,345	$139,159

Ratio of earnings to combined fixed charges and preferred share dividends	2.52	1.22	1.17	0.81	0.17
				$24,710	$115,431

For purposes of calculating the above ratios, earnings were computed by adding fixed charges (excluding capitalized interest), gain on sales of real estate (excluding discontinued operations) amortization of capitalized interest and distributed income (loss) of equity investees to income (loss) from continuing operations before noncontrolling interests, equity in income (loss) of unconsolidated entities and income taxes. Fixed charges consist of interest costs and capitalized amortization of debt issuance costs.